Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

ITEM 1:	NAME AND ADDRESS OF COMPANY

Barrick Gold Corporation (“Barrick”)

Brookfield Place, TD Canada Trust Tower

Suite 3700, 161 Bay Street, P.O. Box 212

Toronto, Ontario M5J 2S1

ITEM 2:	DATE OF MATERIAL CHANGE

October 31, 2013

ITEM 3:	NEWS RELEASE

Press releases titled, respectively, “Barrick Announces Plan to Reduce Debt—Launches US$3.0 Billion Public Equity Offering” and “Barrick Announces Debt Tender Offer” were issued by Barrick on October 31, 2013.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

On October 31, 2013 Barrick announced that it had entered into an underwriting agreement with a syndicate of underwriters, led by RBC Dominion Securities Inc., Barclays Capital Canada Inc. and GMP Securities L.P., for a bought deal public offering (the “Offering”) for gross proceeds of approximately US$3.0 billion. Barrick has also granted the underwriters an over-allotment option, exercisable for a period of 30 days after closing, which, if exercised, will result in additional gross proceeds for Barrick of US$450 million. If the over-allotment option is exercised in full, the total gross proceeds of the Offering will be approximately US$3.45 billion.

Barrick intends to use the net proceeds of the Offering, including proceeds realized through the exercise of the over-allotment option (if any), to strengthen its balance sheet and improve its long-term liquidity position by using approximately US$2.6 billion of the net proceeds to redeem or repurchase outstanding debt of, or guaranteed by, Barrick, with a focus on debt maturing in the short and medium term.

In furtherance of its planned debt reduction, on October 31, 2013 Barrick also announced that it and certain of its subsidiaries had commenced a cash tender offer for specified series of outstanding notes, to a maximum aggregate purchase price of US$1.5 billion (the “Tender Offer”). The completion of the Tender Offer is conditional, among other things, on the completion of the Offering.

A full description of the material change is provided below.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

Bought Deal Offering

On October 31, 2013 Barrick announced that it had entered into an underwriting agreement with a syndicate of underwriters, led by RBC Capital Markets, Barclays Capital Canada Inc. and GMP Securities L.P., for a bought deal public offering for gross proceeds of approximately US$3.0 billion representing 163.5 million common shares (the “Common Shares”) of Barrick at a price of US$18.35 per share. Barrick has also granted the underwriters an over-allotment option, to purchase up to an additional 24.5 million Common Shares at the offering price exercisable for a period of 30 days after closing. The gross proceeds of the Offering will be approximately US$3.45 billion if the over-allotment option is exercised in full.

The net proceeds from the Offering will be approximately US$2.9 billion, determined after deducting the underwriters’ commission. In the event that the over-allotment option is exercised in full, the net proceeds to be received by Barrick will be approximately US$3.3 billion.

Barrick intends to use the net proceeds of the Offering, including proceeds realized through the exercise of the over-allotment option (if any) to strengthen its balance sheet and improve the long-term liquidity position of Barrick by using approximately US$2.6 billion of the net proceeds to redeem or repurchase outstanding debt of, or guaranteed by, Barrick, with such redemptions and repurchases focussed on debt maturing in the short and medium term.

Specifically, Barrick intends to use approximately US$1.1 billion of the net proceeds of the Offering to redeem the outstanding US$700 million aggregate principal amount of 1.75% notes due 2014 issued by Barrick, together with the US$350 million aggregate principal amount of 4.875% notes due 2014 issued by Barrick Gold Finance Corporation and guaranteed by Barrick (collectively the “Redemption Notes”). The Redemption Notes may be redeemed in whole, or from time to time in part, at a redemption price equal to the greater of (a) 100% of the principal amount of the Redemption Notes of the series to be redeemed and (b) an amount equal to the present value of the remaining scheduled payments of principal and interest on the series of the Redemption Notes to be redeemed, calculated in accordance with the terms of the applicable indentures governing such series of the Redemption Notes, together with accrued and unpaid interest on the principal amount of the applicable series of the Redemption Notes to, but not including, the date of redemption. Barrick intends to redeem the Redemption Notes only if the Offering is consummated.

Barrick’s common shares outstanding are expected to increase from approximately 1.0 billion shares to approximately 1.16 billion shares as a result of the Offering (1.19 billion shares if the over-allotment option is exercised in full).

The Offering is anticipated to close on or about November 14, 2013 and is subject to certain customary conditions and regulatory approvals.

Tender Offer

On October 31, 2013 Barrick also announced that it and certain of its subsidiaries had commenced a cash Tender Offer for specified series of outstanding notes (the “Notes”). The terms and conditions of the Tender Offer are described in an offer to purchase (the “Offer to Purchase”) and the related Letter of Transmittal, each dated October 31, 2013.

Pursuant to the Tender Offer, Barrick, Barrick (HMC) Mining Company, Barrick North America Finance LLC and Barrick (PD) Australia Finance Pty Ltd. (together, the “Offerors”) are offering to purchase for cash the series of Notes set out in the table below for an aggregate purchase price (including principal, premium and accrued and unpaid interest) of up to US$1.5 billion (as such amount may be increased or decreased, the “Maximum Tender Amount”). The amount of a series of Notes that is purchased in the Tender Offer will be based on the order of priority (the “Acceptance Priority Level”) for such series as set forth in the table below. If there are sufficient remaining funds to purchase some, but not all, of the Notes tendered of any series, the amount of Notes purchased in that series will be subject to proration using the procedure more fully described in the Offer to Purchase.

Title of Security	CUSIP Number	Aggregate Principal Amount Outstanding		Acceptance Priority Level	Reference U.S. Treasury Security	Bloomberg Reference Page	Fixed Spread (basis points)	Early Tender Payment(1)

7.750% Notes due 2015(2)	725906AD3	US$	100,000,000	1	0.25% due Oct 31, 2015	FIT1	+45	US$	30.00

2.90% Notes due 2016(2)	067901AF5 067901AD0 C03420AB9	US$	1,100,000,000	2	0.625% due Oct 15, 2016	FIT1	+45	US$	30.00

5.75% Notes due 2016(3)	06849AAA7 P1619PAA6	US$	400,000,000	3	0.625% due Oct 15, 2016	FIT1	+100	US$	30.00

2.50% Notes due 2018(2)	067901AN8 067901AM0 C03420AE3	US$	650,000,000	4	1.25% due Oct 31, 2018	FIT1	+90	US$	30.00

6.80% Notes due 2018(4)	06849RAB8	US$	500,000,000	5	1.25% due Oct 31, 2018	FIT1	+130	US$	30.00

6.95% Notes due 2019(2)	067901AB4	US$	750,000,000	6	1.25% due Oct 31, 2018	FIT1	+170	US$	30.00

4.95% Notes due 2020(5)	06849UAC9	US$	400,000,000	7	2.50% due Aug 15, 2023	FIT1	+155	US$	30.00

4.40% Notes due 2021(4)	06849RAD4 06849RAF9 U0684TAA4	US$	1,350,000,000	8	2.50% due Aug 15, 2023	FIT1	+195	US$	30.00

3.85% Notes due 2022(2)	067901AL2 067901AJ7 C03420AD5	US$	1,250,000,000	9	2.50% due Aug 15, 2023	FIT1	+215	US$	30.00

4.10% Notes due 2023(2)	067901AQ1 067901AP3 C03420AF0	US$	1,500,000,000	10	2.50% due Aug 15, 2023	FIT1	+230	US$	30.00

(1)	Per US$1,000 principal amount of Notes validly tendered and accepted for purchase. The Early Tender Payment (as defined below) is included in the Total Consideration (as defined below) for Notes validly tendered and not validly withdrawn in the Tender Offer at or prior to the Early Tender Date (as defined below).

(2)	Barrick is the applicable Offeror for the 7.750% Notes due 2015, the 2.90% Notes due 2016, the 2.50% Notes due 2018, the 6.95% Notes due 2019, the 3.85% Notes due 2022 and the 4.10% Notes due 2023.

(3)	Barrick (HMC) Mining Company is the applicable Offeror for the 5.75% Notes due 2016.

(4)	Barrick North America Finance LLC is the applicable Offeror for the 6.80% Notes due 2018 and the 4.40% Notes due 2021.

(5)	Barrick (PD) Australia Finance Pty Ltd. is the applicable Offeror for the 4.95% Notes due 2020.

The Tender Offer will expire at midnight, New York City time, on December 2, 2013, unless extended (such date and time, as the same may be extended, the “Expiration Date”). Holders of Notes must validly tender and not validly withdraw their Notes at or prior to 5:00 pm, New York City time, on November 15, 2013 (such date and time, as the same may be extended, the “Early Tender Date”), to be eligible to receive the applicable “Total Consideration”, which includes an early tender premium of US$30.00 per US$1,000 of principal amount of Notes accepted for purchase (the “Early Tender Payment”). Holders of Notes who tender their Notes after the Early Tender Date, but at or prior to the Expiration Date, will be eligible to receive the applicable “Tender Offer Consideration”, which is the Total Consideration minus the Early Tender Payment. The Total Consideration or Tender Offer Consideration will only be paid to holders of tendered Notes to the extent that the applicable Offeror accepts such Notes for purchase.

The total consideration for each US$1,000 principal amount of Notes validly tendered and accepted for payment pursuant to the Tender Offer will be determined in the manner described in the Offer to Purchase by reference to a fixed spread specified for each series of Notes over the yield based on the bid side price of the U.S. Treasury Security specified for each series of Notes on the front page of the Offer to Purchase or in the table above, as calculated by the dealer managers at 2:00 pm, New York City time, on November 18, 2013. In addition to the Total Consideration or the Tender Offer Consideration, as applicable, accrued and unpaid interest on the purchased Notes will be paid from the applicable last interest payment date to, but not including, the settlement date.

Notes may be validly withdrawn at any time before 5:00 p.m., New York City time, on November 15, 2013 (such date and time, as the same may be extended, the “Withdrawal Date”), unless such date and time is extended by the Offerors, but not thereafter.

The settlement date for the Tender Offer will follow promptly after the Expiration Date. The Offerors expect the settlement date will be December 3, 2013.

The Tender Offer is subject to the satisfaction of certain conditions set forth in the Offer to Purchase, including Barrick receiving net proceeds in the Offering in an amount sufficient to fund the purchase, up to the Maximum Tender Amount, of all validly tendered and not withdrawn Notes accepted for purchase in the Tender Offer (including all accrued interest payable on such Notes), to pay all fees and expenses relating to the Tender Offer and to consummate the redemption of the Redemption Notes. If any of the conditions are not satisfied, the Offerors will not be obligated to accept for payment, purchase or pay for, validly tendered Notes, in each case subject to applicable laws, and may terminate the Tender Offer. The Tender Offer is not conditioned on the tender of a minimum principal amount of Notes.

The dealer managers for the Tender Offer are RBC Capital Markets, LLC and Barclays Capital Inc.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this report, including any information as to Barrick’s plans, constitutes “forward-looking statements”. See the Cautionary Statement on Forward-Looking Information included in each of the October 31, 2013 news releases referred to in Item 3 above for a description of certain factors that could cause actual results to differ materially from those projected in the forward-looking statements. Barrick disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

For further information, please contact:

Sybil E. Veenman

Senior Vice President and General Counsel

(416) 861-9911

ITEM 9:	DATE OF REPORT

November 5, 2013

DATED at Toronto, Ontario this 5th day of November, 2013

by	(signed) Sybil E. Veenman
Sybil E. Veenman
Senior Vice President and General Counsel